Exhibit 99.2

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2023					2024					2025
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North America		3.891	4.084	3.935	3.724	15.634	3.979	4.105	3.716	3.723	15.523	3.700	3.980	3.941	3.621	15.242
Europe		4.640	4.659	3.867	4.447	17.613	4.556	4.450	3.705	4.134	16.845	4.225	4.382	3.793	4.266	16.666
China		5.930	6.787	7.565	8.779	29.061	6.382	7.089	7.286	9.726	30.483	7.111	7.833	8.252	9.493	32.689
Rest of World		6.885	6.648	6.862	6.988	27.383	6.617	6.590	6.667	6.941	26.815	6.881	6.882	6.883	6.993	27.639
Global		21.346	22.178	22.229	23.938	89.691	21.534	22.234	21.374	24.524	89.666	21.917	23.077	22.869	24.373	92.236
Magna Steyr vehicle assembly volumes		0.034	0.027	0.023	0.021	0.105	0.022	0.019	0.015	0.016	0.072	0.017	0.016	0.015	0.023	0.071

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.740	0.745	0.746	0.735	0.742	0.741	0.731	0.733	0.715	0.730	0.697	0.723	0.726	0.717	0.716
1 euro equals U.S. dollars		1.073	1.089	1.088	1.076	1.082	1.085	1.076	1.099	1.066	1.082	1.053	1.134	1.169	1.164	1.130
1 Chinese renminbi equals U.S. dollars		0.146	0.143	0.138	0.138	0.141	0.139	0.138	0.140	0.139	0.139	0.138	0.138	0.140	0.141	0.139

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales
Body Exteriors & Structures		4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	4,067	16,999	3,966	4,253	4,147	4,252	16,618
Power & Vision		3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	3,786	15,391	3,646	3,857	3,854	3,841	15,198
Seating Systems		1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	1,511	5,800	1,312	1,433	1,520	1,633	5,898
Complete Vehicles		1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	1,402	5,186	1,276	1,226	1,085	1,261	4,848
Corporate & Other		(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(138)	(540)	(131)	(138)	(144)	(139)	(552)
		10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	10,628	42,836	10,069	10,631	10,462	10,848	42,010

Costs and expenses
Cost of goods sold		9,416	9,544	9,264	8,961	37,185	9,642	9,494	8,828	9,073	37,037	8,827	9,127	8,973	9,094	36,021
Selling, general and administrative		488	505	491	566	2,050	516	523	487	535	2,061	539	565	531	586	2,221
Equity income		(33)	(36)	(40)	(3)	(112)	(34)	(9)	(13)	(45)	(101)	(20)	(32)	(44)	(47)	(143)
Adjusted EBITDA		802	969	973	930	3,674	846	950	978	1,065	3,839	723	971	1,002	1,215	3,911
Depreciation		353	353	358	372	1,436	377	373	384	376	1,510	369	388	389	401	1,547
Adjusted EBIT		449	616	615	558	2,238	469	577	594	689	2,329	354	583	613	814	2,364
Amortization of acquired intangible assets		12	13	32	31	88	28	28	28	28	112	26	29	27	29	111
Other expense (income), net	1	142	86	(4)	164	388	356	68	(188)	228	464	53	6	48	629	736
Interest expense, net		20	34	49	53	156	51	54	54	52	211	50	52	65	42	209
Income from operations before income taxes		275	483	538	310	1,606	34	427	700	381	1,542	225	496	473	114	1,308
Income tax expense		58	129	121	12	320	8	99	192	147	446	72	102	140	111	425
Net income		217	354	417	298	1,286	26	328	508	234	1,096	153	394	333	3	883
Income attributable to non-controlling interests		(8)	(15)	(23)	(27)	(73)	(17)	(15)	(24)	(31)	(87)	(7)	(15)	(28)	(4)	(54)
Net income (loss) attributable to Magna International Inc.		209	339	394	271	1,213	9	313	484	203	1,009	146	379	305	(1)	829

Diluted earnings per common share		$0.73	$1.18	$1.37	$0.94	$4.23	$0.03	$1.09	$1.68	$0.71	$3.52	$0.52	$1.35	$1.08	$-	$2.93

Weighted average number of Common Shares outstanding during the period (in millions):		286.6	286.3	286.8	286.6	286.6	287.1	287.3	287.3	285.9	286.9	282.0	281.7	281.8	282.7	282.5

NON-GAAP MEASURES
Adjusted EBITDA		802	969	973	930	3,674	846	950	978	1,065	3,839	723	971	1,002	1,215	3,911
Adjusted EBIT	2	449	616	615	558	2,238	469	577	594	689	2,329	354	583	613	814	2,364
Adjusted Return on Invested Capital	2	8.7%	11.0%	10.3%	9.6%	9.9%	7.8%	9.4%	9.0%	11.8%	9.5%	5.7%	9.6%	9.2%	13.9%	9.7%
Adjusted net income attributable to Magna International Inc.	2	329	441	419	383	1,572	311	389	369	482	1,551	219	407	375	617	1,618
Adjusted Diluted earnings per common share	2	$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$1.69	$5.41	$0.78	$1.44	$1.33	$2.18	$5.73

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.6%	4.6%	4.6%	5.4%	4.8%	4.7%	4.8%	4.7%	5.0%	4.8%	5.4%	5.3%	5.1%	5.4%	5.3%
Adjusted EBIT /Sales		4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	6.5%	5.4%	3.5%	5.5%	5.9%	7.5%	5.6%
Income (loss) from operations before income taxes /Sales		2.6%	4.4%	5.0%	3.0%	3.8%	0.3%	3.9%	6.8%	3.6%	3.6%	2.2%	4.7%	4.5%	1.1%	3.1%
Effective tax rate Reported		21.1%	26.7%	22.5%	3.9%	19.9%	23.5%	23.2%	27.4%	38.6%	28.9%	32.0%	20.6%	29.6%	97.4%	32.5%
Excluding Other expense (income) and amortization, net of taxes and valuation allowance adjustments		21.4%	21.6%	21.9%	18.8%	21.0%	21.5%	22.8%	27.2%	19.5%	22.7%	25.7%	20.5%	26.5%	19.6%	22.4%

Q4 2025 Financial Review of Magna International Inc.	Page 1 of 7	Prepared as at 2/9/2026

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions) (Unaudited)

Prepared in accordance with U.S. GAAP

2023	2024	2025
1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q
CONSOLIDATED BALANCE SHEETS

FUNDS EMPLOYED
Current assets:
Accounts receivable	7,959	8,556	8,477	7,881	8,379	8,219	8,377	7,376	8,198	8,258	8,406	7,593
Inventories	4,421	4,664	4,751	4,606	4,511	4,466	4,592	4,151	4,184	4,207	4,233	4,126
Prepaid expenses and other	367	455	387	352	399	314	303	344	358	333	316	407
12,747	13,675	13,615	12,839	13,289	12,999	13,272	11,871	12,740	12,798	12,955	12,126
Current liabilities:
Accounts payable	7,731	7,984	7,911	7,842	7,855	7,639	7,608	7,194	7,376	7,127	7,261	6,895
Accrued salaries and wages	822	858	900	912	883	862	962	867	893	917	994	888
Other accrued liabilities	2,526	2,637	2,537	2,626	2,728	2,650	2,642	2,572	2,723	2,845	2,906	2,745
Income taxes payable (receivable)	9	(14)	33	125	132	79	176	192	152	88	109	106
11,088	11,465	11,381	11,505	11,598	11,230	11,388	10,825	11,144	10,977	11,270	10,634

Working capital	1,659	2,210	2,234	1,334	1,691	1,769	1,884	1,046	1,596	1,821	1,685	1,492

Investments	1,390	1,287	1,311	1,273	1,195	1,161	1,165	1,045	1,062	1,129	1,098	1,103
Fixed assets, net	8,304	8,646	8,778	9,618	9,545	9,623	9,836	9,584	9,650	9,853	9,707	9,507
Goodwill, other assets and intangible assets	3,640	4,733	4,726	4,962	4,646	4,709	4,865	4,532	4,669	4,896	4,876	4,277
Operating lease right-of-use assets	1,638	1,667	1,696	1,744	1,733	1,688	1,780	1,941	2,032	2,061	2,024	1,928
Funds employed	16,631	18,543	18,745	18,931	18,810	18,950	19,530	18,148	19,009	19,760	19,390	18,307
FINANCING
Net debt and leases:
Cash and cash equivalents	(2,429)	(1,281)	(1,022)	(1,198)	(1,517)	(999)	(1,061)	(1,247)	(1,059)	(1,536)	(1,327)	(1,612)
Short-term borrowings	4	150	2	511	838	848	828	271	614	349	433	-
Long-term debt due within one year	668	1,426	1,398	819	824	65	65	708	1,005	706	33	27
Long-term debt	4,500	4,159	4,135	4,175	4,549	4,863	4,916	4,134	3,892	4,984	4,967	4,685
Current portion of operating lease liabilities	285	303	384	399	306	306	319	293	305	318	323	328
Operating lease liabilities	1,318	1,345	1,289	1,319	1,407	1,378	1,458	1,662	1,742	1,759	1,722	1,649
4,346	6,102	6,186	6,025	6,407	6,461	6,525	5,821	6,499	6,580	6,151	5,077
Long-term employee benefit liabilities	563	579	564	591	584	564	571	533	552	574	573	554
Other long-term liabilities	451	448	453	475	471	507	339	396	349	267	298	399
Deferred tax assets, net	(218)	(242)	(210)	(437)	(576)	(592)	(592)	(542)	(557)	(564)	(567)	(562)
796	785	807	629	479	479	318	387	344	277	304	391
Shareholders' equity	11,489	11,656	11,752	12,277	11,924	12,010	12,687	11,940	12,166	12,903	12,935	12,839
16,631	18,543	18,745	18,931	18,810	18,950	19,530	18,148	19,009	19,760	19,390	18,307

ASSET UTILIZATION RATIOS
Days in accounts receivable	67.1	70.1	71.4	67.8	68.7	67.5	73.3	62.5	73.3	69.9	72.3	63.0
Days in accounts payable	73.9	75.3	76.9	78.8	73.3	72.4	77.6	71.4	75.2	70.3	72.8	68.2
Inventory turnover - cost of goods sold	8.5	8.2	7.8	7.8	8.5	8.5	7.7	8.7	8.4	8.7	8.5	8.8
Working capital turnover	25.7	19.9	19.1	31.3	25.9	24.8	21.8	40.6	25.2	23.4	24.8	29.1
Total asset turnover	2.6	2.4	2.3	2.2	2.3	2.3	2.1	2.3	2.1	2.2	2.2	2.4

CAPITAL STRUCTURE
Net debt and leases	26.1%	32.9%	33.0%	31.8%	34.1%	34.1%	33.4%	32.1%	34.2%	33.3%	31.7%	27.7%
Long-term employee benefit liabilities, other long-term liabilities & deferred tax liabilities, net	4.8%	4.2%	4.3%	3.3%	2.5%	2.5%	1.6%	2.1%	1.8%	1.4%	1.6%	2.1%
Shareholders' equity	69.1%	62.9%	62.7%	64.9%	63.4%	63.4%	65.0%	65.8%	64.0%	65.3%	66.7%	70.1%
100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Adjusted Debt to Adjusted EBITDA	2	2.19	x	2.19	x	2.02	x	1.85	x	1.98	x	1.91	x	1.93	x	1.75	x	1.92	x	2.03	x	1.88	x	1.58	x

Debt to total capitalization	37.1%	38.8%	38.0%	37.0%	39.9%	38.3%	37.4%	37.2%	38.3%	38.6%	36.6%	34.3%

Q4 2025 Financial Review of Magna International Inc.	Page 2 of 7	Prepared as at 2/9/2026

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions) (Unaudited)

Prepared in accordance with U.S. GAAP

		2023					2024					2025
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating activities
Net income		217	354	417	298	1,286	26	328	508	234	1,096	153	394	333	3	883
Items not involving current cash flows		351	525	404	362	1,642	565	353	277	662	1,857	394	368	454	1,152	2,368
		568	879	821	660	2,928	591	681	785	896	2,953	547	762	787	1,155	3,251
Changes in operating assets and liabilities		(341)	(332)	(24)	918	221	(330)	55	(58)	1,014	681	(470)	(135)	125	827	347
Cash provided from operating activities		227	547	797	1,578	3,149	261	736	727	1,910	3,634	77	627	912	1,982	3,598

Investment activities
Fixed asset additions		(424)	(502)	(630)	(944)	(2,500)	(493)	(500)	(476)	(709)	(2,178)	(268)	(246)	(267)	(532)	(1,313)
Increase in investments, other assets and intangible assets		(101)	(96)	(176)	(189)	(562)	(125)	(170)	(115)	(207)	(617)	(148)	(94)	(100)	(157)	(499)
Net cash (outflow) inflow from disposal of facilities	1(f), 1(g)	(25)	-	(23)	-	(48)	4	-	78	-	82	-	-	-	-	-
Investment in Public and Private Equity Investments		-	(3)	(7)	(1)	(11)	(23)	2	(1)	10	(12)	(1)	(3)	(2)	(2)	(8)
Proceeds from disposition		19	44	32	27	122	87	57	38	37	219	26	14	27	54	121
Business combinations		-	(1,475)	-	(29)	(1,504)	(30)	(56)	-	-	(86)	(4)	4	(1)	-	(1)
Cash used for investment activities		(531)	(2,032)	(804)	(1,136)	(4,503)	(580)	(667)	(476)	(869)	(2,592)	(395)	(325)	(343)	(637)	(1,700)

Financing activities
Net issues (repayments) of debt		1,636	544	(135)	(119)	1,926	757	(416)	(47)	(513)	(219)	322	341	(583)	(747)	(667)
Common Shares issued on exercise of stock options		6	-	8	6	20	30	-	-	-	30	-	-	-	2	2
Repurchase of Common Shares		(9)	(2)	-	(2)	(13)	(3)	(2)	-	(202)	(207)	(51)	-	-	(86)	(137)
Tax withholdings on vesting of equity awards		(9)	(1)	-	(1)	(11)	(4)	(1)	-	(3)	(8)	(4)	-	-	(1)	(5)
Contributions to subsidiaries by non-controlling interests		-	-	-	11	11	-	-	-	-	-	-	-	-	-	-
Acquisition of non-controlling interest		-	-	-	-	-	-	-	-	-	-	-	-	(40)	(82)	(122)
Dividends paid to non-controlling interests		(7)	(24)	(18)	(25)	(74)	-	(26)	(10)	(10)	(46)	-	(25)	(15)	(19)	(59)
Dividends paid		(132)	(129)	(128)	(133)	(522)	(134)	(134)	(138)	(133)	(539)	(136)	(137)	(136)	(135)	(544)
Cash provided from (used for) financing activities		1,485	388	(273)	(263)	1,337	646	(579)	(195)	(861)	(989)	131	179	(774)	(1,068)	(1,532)

Effect of exchange rate changes on cash and cash equivalents		14	(51)	21	(3)	(19)	(8)	(8)	6	6	(4)	(1)	(4)	(4)	8	(1)
Net increase (decrease) in cash and cash equivalents, during the period		1,195	(1,148)	(259)	176	(36)	319	(518)	62	186	49	(188)	477	(209)	285	365

Cash and cash equivalents, beginning of period		1,234	2,429	1,281	1,022	1,234	1,198	1,517	999	1,061	1,198	1,247	1,059	1,536	1,327	1,247
Cash and cash equivalents, end of period		2,429	1,281	1,022	1,198	1,198	1,517	999	1,061	1,247	1,247	1,059	1,536	1,327	1,612	1,612

NON-GAAP MEASURES
Free Cash Flow	2	(279)	(7)	23	472	209	(270)	123	174	1,031	1,058	(313)	301	572	1,347	1,907

Q4 2025 Financial Review of Magna International Inc.	Page 3 of 7	Prepared as at 2/9/2026

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

Note 1:  OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of significant items such as: impairment charges; restructuring costs generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense (income), net consists of:

		2023					2024					2025
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Impairments.	[a]	-	-	-	-	-	-	-	-	79	79	-	-	-	615	615
Restructuring activities	[b]	118	(35)	(1)	66	148	38	55	-	94	187	44	13	46	15	118
Investment revaluations, (gains) losses on sales, and impairments	[c]	2	85	(1)	5	91	2	3	1	3	9	9	(7)	2	(1)	3
Impacts related to Fisker Inc. [“Fisker”]	[d]	22	13	(18)	93	110	316	19	(189)	52	198	-	-	-	-	-
Gain on business combination	[e]	-	-	-	-	-	-	(9)	-	-	(9)	-	-	-	-	-
Veoneer AS transaction costs	[f]	-	23	-	-	23	-	-	-	-	-	-	-	-	-	-
Operations in Russia	[g]	-	-	16	-	16	-	-	-	-	-	-	-	-	-	-
		142	86	(4)	164	388	356	68	(188)	228	464	53	6	48	629	736

[a]	Impairments

During 2025, the Company concluded that indicators of impairment were present for finite-lived intangible assets and goodwill in the Electronics reporting unit within the Power & Vision segment and recorded $591 million impairment. During 2025, the Company also recorded an impairment charge of $24 million on fixed assets and other assets at a European facility in its Body Exteriors & Structures segment. During 2024, the Company recorded an impairment charge of $79 million on fixed assets, right of use assets and intangible assets at two European facilities in its Power & Vision segment.

[b]	Restructuring activities

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Complete Vehicles	-	-	-	-	-	26	-	-	29	55	33	-	12	13	58
Power & Vision	105	(44)	(1)	57	117	-	55	-	49	104	11	13	34	(7)	51
Body Exteriors & Structures	13	9	-	9	31	12	-	-	16	28	-	-	-	9	9
	118	(35)	(1)	66	148	38	55	-	94	187	44	13	46	15	118

Restructuring charges generally related to significant plant closures and consolidations primarily in Europe and to a lesser extent in North America and Asia Pacific. During the third quarter of 2025, the Company’s Power & Vision segment recorded $10 million of equity losses associated with its share of significant rightsizing activities at an equity method investee. During the second quarters of 2025 and 2024, the Company recorded $6 million and $35 million, respectively, of restructuring charges associated with its acquisition of the Veoneer Active Safety Business [“Veoneer AS”]; during the second and third quarters of 2023, the Company’s Power & Vision segment recorded a $10 million and $8 million gain on the sale of a building as a result of restructuring activities, respectively; during the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

[c]	Investment revaluations, (gains) losses on sales, and impairments

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Gains and losses related to revaluation and disposition	2	-	(1)	-	1	2	3	1	(10)	(4)	9	(7)	-	(1)	1
Non-cash impairment charges	-	85	-	5	90	-	-	-	13	13	-	-	2	-	2
	2	85	(1)	5	91	2	3	1	3	9	9	(7)	2	(1)	3

The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gains and losses on disposition, are primarily recorded in Corporate. The non-cash impairment charges on private equity investments are primarily recorded in Corporate.  During the second quarter of 2023, the non-cash impairment included a charge with respect to related long-term receivables within Other Assets. During the fourth quarter of 2023, the non-cash impairment charges were recorded in the Company's Power & Vision segment.

[d]	Impacts related to Fisker Inc. [“Fisker”]

During 2023 and 2024, the Company recorded impairment charges on its Fisker related net assets, including its Fisker warrants, which were received in connection with the agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. The Company also recorded additional restructuring charges during the first quarter of 2024 related to its Fisker related assembly operations. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV and recognized the remaining $196 million of deferred revenue into income.

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Impairment of Fisker related net assets	-	-	-	-	-	261	19	7	43	330	-	-	-	-	-
Impairment of Fisker warrants	22	13	(18)	93	110	33	-	-	-	33	-	-	-	-	-
Additional restructuring related to Complete Vehicles	-	-	-	-	-	22	-	-	9	31	-	-	-	-	-
Recognition of related deferred revenue	-	-	-	-	-	-	-	(196)	-	(196)	-	-	-	-	-
	22	13	(18)	93	110	316	19	(189)	52	198	-	-	-	-	-

[e]	Gain on business combination

During 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million.

[f]	Veoneer AS transaction costs

During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

[g]	Operations in Russia

As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during 2023, the Company completed the sale of all of its investments in Russia resulting in a final loss of $16 million including a net cash outflow of $23 million.

Q4 2025 Financial Review of Magna International Inc.	Page 4 of 7	Prepared as at 2/9/2026

Note 2:  NON-GAAP MEASURES

The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income), net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income), net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share; Adjusted EBIT as a percentage of sales; Free Cash Flow; Adjusted Return on Invested Capital; and Adjusted Debt to Adjusted EBITDA. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company.  However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

The following table reconciles Income from operations before income taxes to Adjusted EBIT:

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Income from operations before income taxes	275	483	538	310	1,606	34	427	700	381	1,542	225	496	473	114	1,308
Exclude:
Amortization of acquired intangible assets	12	13	32	31	88	28	28	28	28	112	26	29	27	29	111
Other expense (income), net	142	86	(4)	164	388	356	68	(188)	228	464	53	6	48	629	736
Interest expense, net	20	34	49	53	156	51	54	54	52	211	50	52	65	42	209
Adjusted EBIT	449	616	615	558	2,238	469	577	594	689	2,329	354	583	613	814	2,364

The following table shows the calculation of Adjusted Return on Invested Capital:

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	3rd Q	4th Q	FY	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Net income	217	354	417	298	1,286	26	328	508	234	1,096	153	394	333	3	883
Add (deduct):
Interest expense, net	20	34	49	53	156	51	54	54	52	211	50	52	65	42	209
Amortization of acquired intangible assets	12	13	32	31	88	28	28	28	28	112	26	29	27	29	111
Other expense (income), net	142	86	(4)	164	388	356	68	(188)	228	464	53	6	48	629	736
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(38)	(4)	(14)	(46)	(103)	(93)	(32)	30	(38)	(133)	(19)	(18)	(22)	(48)	(107)
Adjustments to Deferred Tax Valuation Allowances	-	-	-	(47)	(47)	-	-	-	51	51	-	-	-	-	-
Adjusted After-tax operating profits	353	483	480	453	1,768	368	446	432	555	1,801	263	463	451	655	1,832

Total Assets	30,654	31,837	31,675	32,255		32,678	31,986	32,790	31,039		32,074	33,175	32,907	31,417
Excluding:
Cash and cash equivalents	(2,429)	(1,281)	(1,022)	(1,198)		(1,517)	(999)	(1,061)	(1,247)		(1,059)	(1,536)	(1,327)	(1,612)
Deferred tax assets	(506)	(535)	(527)	(621)		(753)	(807)	(811)	(819)		(862)	(902)	(920)	(864)
Less Current Liabilities	(12,045)	(13,358)	(13,165)	(13,234)		(13,566)	(12,449)	(12,600)	(12,097)		(13,068)	(12,350)	(12,059)	(10,989)
Excluding:
Short-term borrowing	4	150	2	511		838	848	828	271		614	349	433	-
Long-term debt due within one year	668	1,426	1,398	819		824	65	65	708		1,005	706	33	27
Current portion of operating lease liabilities	285	303	384	399		306	306	319	293		305	318	323	328
Invested Capital	16,631	18,542	18,745	18,931		18,810	18,950	19,530	18,148		19,009	19,760	19,390	18,307

Adjusted After-tax operating profits	353	483	480	453	1,768	368	446	432	555	1,801	263	463	451	655	1,832
Average Invested Capital	16,318	17,587	18,644	18,838	17,771	18,871	18,880	19,240	18,839	18,875	18,579	19,385	19,575	18,849	18,923
Adjusted Return on Invested Capital	8.7%	11.0%	10.3%	9.6%	9.9%	7.8%	9.4%	9.0%	11.8%	9.5%	5.7%	9.6%	9.2%	13.9%	9.7%

Q4 2025 Financial Review of Magna International Inc.	Page 5 of 7	Prepared as at 2/9/2026

Note 2:  NON-GAAP MEASURES (Continued)

The following table reconciles Net income attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2023					2024					2025
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Net income attributable to Magna International Inc.		209	339	394	271	1,213	9	313	484	203	1,009	146	379	305	(1)	829
Exclude:
Amortization of acquired intangible assets		10	11	25	25	71	22	23	22	22	89	21	24	22	26	93
Impairments		-	-	-	-	-	-	-	-	79	79	-	-	-	578	578
Restructuring activities		92	(26)	(2)	60	124	32	45	-	82	159	44	9	46	15	114
Investment revaluations, (gains) losses on sales, and impairments		2	85	(1)	4	90	1	2	3	6	12	8	(5)	2	(1)	4
Impacts related to Fisker Inc. [“Fisker”]		16	10	(13)	70	83	247	15	(140)	39	161	-	-	-	-	-
Gain on business combination		-	-	-	-	-	-	(9)	-	-	(9)	-	-	-	-	-
Veoneer AS transaction costs		-	22	-	-	22	-	-	-	-	-	-	-	-	-	-
Operations in Russia		-	-	16	-	16	-	-	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[iii]	-	-	-	(47)	(47)	-	-	-	51	51	-	-	-	-	-
Adjusted net income attributable to Magna International Inc.		329	441	419	383	1,572	311	389	369	482	1,551	219	407	375	617	1,618

The following table reconciles diluted earnings per common share to Adjusted diluted earnings per common share [iv]:

		2023					2024					2025
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Diluted earnings per common share		$0.73	$1.18	$1.37	$0.94	$4.23	$0.03	$1.09	$1.68	$0.71	$3.52	$0.52	1.35	1.08	$-	$2.93
Exclude:
Amortization of acquired intangible assets		0.04	0.04	0.09	0.09	0.25	0.08	0.08	0.08	0.08	0.31	0.08	0.08	0.08	0.09	0.34
Impairments		-	-	-	-	-	-	-	-	0.28	0.28	-	-	-	2.04	2.05
Restructuring activities		0.31	(0.09)	-	0.20	0.43	0.11	0.15	-	0.29	0.55	0.15	0.03	0.16	0.05	0.40
Investment revaluations, (gains) losses on sales, and impairments		0.01	0.30	(0.01)	0.01	0.31	-	0.01	0.01	0.01	0.04	0.03	(0.02)	0.01	-	0.01
Impacts related to Fisker Inc. [“Fisker”]		0.06	0.03	(0.05)	0.25	0.29	0.86	0.05	(0.49)	0.14	0.56	-	-	-	-	-
Gain on business combination		-	-	-	-	-	-	(0.03)	-	-	(0.03)	-	-	-	-	-
Veoneer AS transaction costs		-	0.08	-	-	0.08	-	-	-	-	-	-	-	-	-	-
Operations in Russia		-	-	0.06	-	0.06	-	-	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[iii]	-	-	-	(0.16)	(0.16)	-	-	-	0.18	0.18	-	-	-	-	-
Adjusted diluted earnings per common share		$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$1.69	$5.41	$0.78	$1.44	$1.33	$2.18	$5.73

[iii] Adjustments to Deferred Tax Valuation Allowance

The Company records quarterly adjustments to the valuation allowance against its deferred tax assets and liabilities in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is an increase to income tax expense in the fourth quarter of 2024 and a reduction in the fourth quarter of 2023.

[iv] For the fourth quarter of 2025, the Company generated Adjusted Net Income attributable to Magna International Inc. while reporting a net loss attributable to Magna International Inc. As a result, certain stock-based compensation awards have a dilutive effect for adjusted diluted earnings per share and are included in the adjusted diluted weighted average number of Common Shares. The dilutive effect of these awards increased the adjusted diluted weighted average number of Common Shares by 1.5 million, from 282.5 million to 282.7 million.

Q4 2025 Financial Review of Magna International Inc.	Page 6 of 7	Prepared as at 2/9/2026

Note 2:  NON-GAAP MEASURES (Continued)

The following table shows the calculation of Rating Agency Adjusted Debt to Adjusted EBITDA:

		2023								2024								2025
		1st Q		2nd Q		3rd Q		4th Q		1st Q		2nd Q		3rd Q		4th Q		1st Q		2nd Q		3rd Q		4th Q
Debt per balance sheet		6,775		7,383		7,208		7,223		7,924		7,460		7,586		7,068		7,558		8,116		7,478		6,689
Long-Term Employee Benefit Liabilities	[i]	148		148		148		125		125		125		125		127		127		127		127		131
Adjusted Debt	[A]	6,923		7,531		7,356		7,348		8,049		7,585		7,711		7,195		7,685		8,243		7,605		6,820

Rolling four quarter Adjusted EBITDA		3,007		3,258		3,449		3,674		3,718		3,699		3,704		3,839		3,716		3,737		3,761		3,911
Capitalized operating lease expense	[i]	344		344		344		353		353		353		353		410		410		410		410		428
Pension adjustment	[i], [ii]	(6)		(6)		(6)		4		4		4		4		(20)		(20)		(20)		(20)		6
Interest income	[i]	45		45		45		86		86		86		86		98		98		98		98		66
Rolling four quarter cash portion of other expense, net		(227)		(200)		(198)		(152)		(94)		(161)		(149)		(219)		(203)		(161)		(196)		(106)
	[B]	3,163		3,441		3,634		3,965		4,067		3,981		3,998		4,108		4,001		4,064		4,053		4,305

Adjusted Debt to Adjusted EBITDA	[A] / [B]	2.19	x	2.19	x	2.02	x	1.85	x	1.98	x	1.91	x	1.93	x	1.75	x	1.92	x	2.03	x	1.88	x	1.58	x

[i]    The long-term employee benefit liabilities, capitalized operating lease expense, interest income and pension adjustment figures included in the Adjusted EBITDA calculations are based on the annual figures for the years ended December 31, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

[ii]   Pension adjustment calculated as Net Periodic Pension Benefit Cost less Current Service Cost for defined benefit pension plans.

The following table reconciles cash provided from operating activities to Free Cash Flow:

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Cash provided from operating activities	227	547	797	1,578	3,149	261	736	727	1,910	3,634	77	627	912	1,982	3,598
Add (deduct):
Fixed asset additions	(424)	(502)	(630)	(944)	(2,500)	(493)	(500)	(476)	(709)	(2,178)	(268)	(246)	(267)	(532)	(1,313)
Increase in investments, other assets and intangible assets	(101)	(96)	(176)	(189)	(562)	(125)	(170)	(115)	(207)	(617)	(148)	(94)	(100)	(157)	(499)
Proceeds from disposition	19	44	32	27	122	87	57	38	37	219	26	14	27	54	121
Free Cash Flow	(279)	(7)	23	472	209	(270)	123	174	1,031	1,058	(313)	301	572	1,347	1,907

Note 3:   SEGMENTED INFORMATION

	2023					2024					2025
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL
Body Exteriors & Structures
Sales	4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	4,067	16,999	3,966	4,253	4,147	4,252	16,618
Adjusted EBIT	272	394	358	280	1,304	298	341	273	371	1,283	230	347	305	465	1,347
Adjusted EBIT as a percentage of sales	6.1%	8.7%	8.2%	6.7%	7.4%	6.7%	7.6%	6.8%	9.1%	7.5%	5.8%	8.2%	7.4%	10.9%	8.1%

Power & Vision
Sales	3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	3,786	15,391	3,646	3,857	3,854	3,841	15,198
Adjusted EBIT	92	124	221	231	668	98	198	279	235	810	124	162	236	166	688
Adjusted EBIT as a percentage of sales	2.8%	3.6%	5.9%	6.1%	4.7%	2.6%	5.0%	7.3%	6.2%	5.3%	3.4%	4.2%	6.1%	4.3%	4.5%

Seating Systems
Sales	1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	1,511	5,800	1,312	1,433	1,520	1,633	5,898
Adjusted EBIT	37	67	70	44	218	52	53	51	67	223	(30)	42	62	136	210
Adjusted EBIT as a percentage of sales	2.5%	4.2%	4.6%	3.1%	3.6%	3.6%	3.6%	3.7%	4.4%	3.8%	-2.3%	2.9%	4.1%	8.3%	3.6%

Complete Vehicles
Sales	1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	1,402	5,186	1,276	1,226	1,085	1,261	4,848
Adjusted EBIT	52	34	(5)	43	124	27	20	27	56	130	44	28	29	50	151
Adjusted EBIT as a percentage of sales	3.2%	2.2%	-0.4%	3.6%	2.2%	2.0%	1.6%	2.3%	4.0%	2.5%	3.4%	2.3%	2.7%	4.0%	3.1%

Corporate and other
Intercompany eliminations	(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(138)	(540)	(131)	(138)	(144)	(139)	(552)
Adjusted EBIT	(4)	(3)	(29)	(40)	(76)	(6)	(35)	(36)	(40)	(117)	(14)	4	(19)	(3)	(32)

Total
Sales	10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	10,628	42,836	10,069	10,631	10,462	10,848	42,010
Adjusted EBIT	449	616	615	558	2,238	469	577	594	689	2,329	354	583	613	814	2,364
Adjusted EBIT as a percentage of sales	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	6.5%	5.4%	3.5%	5.5%	5.9%	7.5%	5.6%

Q4 2025 Financial Review of Magna International Inc.	Page 7 of 7	Prepared as at 2/9/2026